Exhibit 99.1

PRESS RELEASE

Paris, France	22 September 2005

Pernod Ricard agreement with SPI Group

Pernod Ricard and SPI Group (“SPI”) today announce that they have entered into an amended agreement for the exclusive rights to distribute SPI’s Stolichnaya brand portfolio globally, including the important US market, and the worldwide markets where SPI owns the brand (including key markets like Canada, Mexico, UK, Greece, Australia, France…). This follows the acquisition by Pernod Ricard of Allied Domecq, the previous distributor of the Stolichnaya brand portfolio.

Pernod Ricard made a payment of circa € 100 millions to SPI for the amended agreement, under which terms

•                  The previous distribution rights of Allied Domecq are secured (US, Rest of the World).

•                  Pernod Ricard and SPI agree to initiate discussions for a possible acquisition of the brand by Pernod Ricard, if SPI decides in the future to sell the brand. A significant part of the payment made would be offset against any payment to be made for the acquisition of the brand.

•                  Pernod Ricard has a right of first refusal both for the renewal of the distribution rights at the termination of the current agreements and for the acquisition of Stolichnaya, should SPI decide to sell the brand.

•                  Pernod Ricard has an exclusivity period to discuss with SPI a possible acquisition of the brand or other possible long-term partnerships.

Commenting on the announcement, Pierre Pringuet, Joint Director General of Pernod Ricard, said:

“Pernod Ricard is very excited to confirm the integration of Stolichnaya into its worldwide portfolio of core brands. Stolichnaya represents a unique opportunity for the Group to enter the premium vodka market and seize its strong growth. The distribution rights of Stolichnaya were a key asset of Allied Domecq that we were strongly committed to secure. We will now continue to consolidate the successful partnership initiated by Allied Domecq with SPI for the global development of the brand.”

SIEGE SOCIAL : 12, PLACE DES ETATS-UNIS - 75783 PARIS CEDEX 16 - SOCIETE ANONYME AU CAPITAL DE 218 500 651,10 € TELEPHONE : 01 41 00 41 00 - TELECOPIE : 01 41 00 40 85 - R.C.S. PARIS B 582 041 943

Andrey Skurikhin, Deputy Chairman of the SPI Group stated:

“The amended agreement is a key development for SPI and builds on our excellent previous relationship with Allied Domecq.

The announcement represents the start of an important commercial relationship between our two companies and given the strength of Pernod Ricard’s distribution network internationally positions SPI and Stolichnaya well for further growth. S.P.I. Group intends to reinvest a substantial part of the agreement proceeds in additional brand development activities, such as marketing, advertising and promotion”

Pernod Ricard was advised by Morgan Stanley. SPI Group was advised by HSBC Investment Banking.

For more information, please contact:

Francisco de la VEGA, Communications VP, Patrick de BORREDON, Investor Relations VP, Florence TARON, Press Relations Manager,	Tel: +33 (0)1 41 00 40 96 Tel: +33 (0)1 41 00 41 71 Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com